TNS, Inc.

11480 Commerce Park Drive, # 600

Reston, VA 20191

VIA EDGAR

August 25, 2010

Mr. Patrick Gilmore

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:                               TNS, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 16, 2010

Forms 8-K Filed March 1, 2010 and May 3, 2010

File No. 001-32033

Dear Mr. Gilmore:

This letter is in response to your comment letter received on July 22, 2010.  We have set forth below each of your comments followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 6, Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 36

1.                                       Aside from disclosure of your recent acquisition of the Communications Services Group, your “Overview” appears to be more in the nature of a business description and summary of certain financial results than a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management primarily concerned in evaluating the company’s financial condition and operating results. Consider expanding your “Overview” to address, for instance, economic or industry-wide factors relevant to the company and the material operational risks and challenges facing you and how management is dealing with these issues. Refer to Section III.A of SEC Release No. 34-48960.

The Company believes that it has provided in its “Overview” on pages 36-40 a summary of how the Company generates revenues in each of its business divisions, the locations in which we have operations, the nature of our most significant costs within each expense category, significant changes to our capital structure and disclosure of our most recent acquisition of the Communications Services Group (CSG).   However the Company will expand its disclosure in future MD&A discussions to provide an executive level discussion that identifies to the reader the most important themes or other significant matters with which management is concerned primarily in evaluating the Company’s financial condition and operating results.

Liquidity and Capital Resources, page 48

2.                                       On page 15, you identify the pursuit of strategic acquisitions as a core component of your future growth strategy. Elsewhere in your report, you indicate that the terms of your existing credit facility may adversely impact your acquisition strategy and/or your ability to obtain additional financing. In this regard, we note your brief disclosure in Note 5 of the Notes to Consolidated Financial Statements regarding certain of the financial and other restrictive covenants imposed upon you pursuant to the credit facility.  If these covenants limit, or are reasonably likely to limit, your ability to undertake financing to a material extent, tell us what consideration you gave to discussing and analyzing in this section the impact of these covenants. Refer to Section IV.C of SEC Release No. 34- 48960.

The Company first disclosed the terms of its current credit facility in its Form 8-K filed on November 23, 2009, which included a copy of the Credit Agreement.  The disclosure included a description of the debt covenants and restrictive covenants limiting Permitted Acquisitions.  It also disclosed that the Credit Agreement provides for optional incremental term loan(s) and revolving loan(s) to increase the Company’s initial credit facility of $400 million in an aggregate principal amount not to exceed $100 million.

The Company considered the impact that entry into the Credit Agreement (including its debt covenants and restrictive covenants limiting Permitted Acquisitions) had on its ability to pursue strategic acquisitions as part of our future growth strategy, but we determined that the covenants do not, and are not reasonably likely to, limit the Company’s ability to pursue strategic acquisitions as part of our growth strategy to a material extent.  As disclosed on page 48, based on our current level of operations, we expect that our cash flow from operations, together with the amounts we are able to borrow under our November 2009 credit facility, will be adequate to meet our anticipated needs for the foreseeable future.  To the extent that we are not able to fund a strategic acquisition through cash flow from operations or additional amounts that we are able to borrow under our existing 2009 credit facility, we would need to undertake additional debt or equity financing.  We will include such disclosure in future sections of the Liquidity and Capital

Resources section of Management’s Discussion and Analysis of Financial Conditions and Results of Operations.

Because it is impossible to determine in advance whether we would be able to finance a potential acquisition as part of our growth strategy, we have included as part of our Risk Factors at page 23 that while we expect to seek selective acquisitions and investments as an element of our growth strategy, future acquisitions could subject us to additional risks.  Among the risks disclosed are that additional indebtedness incurred to finance acquisitions are likely to increase our interest expense, and new debt agreements may involve new restrictive covenants that could reduce our flexibility in managing our business.  We also included as part of the Risk Factors at page 28 an explanation of the risk that we may lack the capital required to maintain our competitive position or to sustain our growth, including the risk that we may be unable to obtain additional financing necessary for acquisitions.  We will expand our disclosure as a risk in future filings that we must satisfy borrowing base restrictions in order to be able to borrow additional amounts under our November 2009 credit facility, that we may be required to refinance our debt or to obtain additional financing if we are not able to generate sufficient cash flow from operations or to borrow sufficient funds, and that we can provide no assurance that we will be able to refinance our debt or obtain additional financing on terms acceptable to us, if at all.

Item 7. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 62

3.                                       We note your disclosure that discusses your consideration of ASC 605-45 in determining whether revenue should be reported on a gross versus net basis. Please describe the nature of the arrangements to which you apply this guidance and clarify whether you are recording the related revenue on a gross or net basis. In your response, please provide us with your analysis pursuant to ASC 605-45-45-4 through 45-18 in arriving at your determinations.

The Company applies the guidance within ASC 605-45 to evaluate whether to report revenue on a gross or net basis.  The following summarizes the nature of those arrangements for which we considered reporting on a gross versus net basis and our analysis of whether to report these revenues on a gross or net basis:

1)              We provide Caller-ID services to certain of our customers in the telecommunication services division. The Company maintains an independent database of phone subscriber information for its customers. However, if a customer requests subscriber information which is not maintained in the Company’s independent database, the Company must identify the appropriate third-party external database to obtain the necessary caller name information. We include the cost of acquiring information from the third party database provider in amounts invoiced to our customers, often at no margin or a nominal fee. We believe that the indicators under ASC 605-45 support gross revenue presentation, particularly since the Company is the primary obligor in the arrangement as our customers look to us for the delivery of caller name information regardless of the source of the data. During the years ended December 31, 2008 and 2009, total revenue recognized on a gross basis related to these services were $3.9 million and $15.6 million, respectively.

2)              Regulatory charges that we incur, including message signaling unit charges related to our fixed Signaling System No. 7 (SS7) network and Universal Service Fund charges applicable to interstate telecommunication services either approved or imposed by the Federal Communications Commission, are included in the amounts invoiced to our customers, often with no markup. We believe that the indicators under ASC 605-45 support gross presentation, particularly since we are the primary obligor in the arrangement and carry the underlying traffic over our data communications network, and have sole discretion over whether to include such regulatory charges in the amounts invoiced to our customers. During the years ended December 31, 2008 and 2009, total revenue recognized on a gross basis related to regulatory charges were $8.4 million and $10.5 million, respectively.

3)              We provide data communications services to the payment processing industry.  Our data communications services provide customized routing technology, built-in redundancy and geographic diversity and are configured to provide fast and reliable call connection and efficient network utilization.  Our data network is used to connect a merchant’s Point-of-Sale (POS) terminal or an off-premise ATM securely to the payment processor’s host computer.  Our customer in most cases is the payment processor.  We provide multiple means for a POS terminal or off-premise ATM to access our data network, the most common of which is through dial-up access services.  Certain of our international payment processing customers elect to configure merchant POS terminals with a caller-paid number.  In this type of POS terminal configuration, the merchant is responsible for paying a regulated charge for each call (i.e. POS transaction) to its underlying telecommunication carrier with which it contracts directly.  The telecommunication carrier collects the regulated charge from the merchant and bears the credit risk in this transaction.   The telecommunications carrier then remits the charges to the Company, withholding a fee for the use of its network in delivering the POS transaction to the Company. The Company then will pass these charges through to the payment processor, withholding a portion of the amount as a fee.  Based on the Company’s contractual arrangements with its payment processor customers, the Company has no obligation to remit cash until and unless the cash is remitted to the Company by the telecommunication carrier. The merchant ultimately looks to the telecommunications provider for the provision of data communications access to the POS device and to the payment processor for the processing of card-based payments.  We considered whether to report revenue for the gross amount of transaction charge remitted by the telecommunication carriers (from the end user merchant) or the net fee earned.  We believe that in this situation the indicators under ASC 605-45 support reporting net revenue, particularly since the telecommunications provider and the payment processor, not the Company, are the primary obligors in the arrangement and we do not have credit risk. Therefore, we report revenue on a net basis and only recognize the fixed fee per transaction retained by the Company as revenue. During the years ended December 31, 2008 and 2009, total fees earned by the Company from this revenue stream, which was reported on a net basis, were $36.8 million and $36.8 million, respectively.

We have included additional disclosure within our second quarter Form 10-Q filed on August 9, 2010 and will continue to provide disclosure of the nature of arrangements and amount of revenue reported on a gross or net basis in future filings.

Item 10. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 23, 2010)

General

4.                                       We could not locate a detailed discussion of board leadership as required by Item 407(h) of Regulation S-K. In particular, we would expect to see disclosure as to why you determined that your leadership structure is appropriate given the specific characteristics or circumstances of the company.

In 2006 our board of directors elected to change the board leadership structure by separating the Chief Executive Officer (CEO) and Chairman positions.  At that time our board of directors determined that a separate board leadership structure would help promote oversight of risk and curb potential conflicts of interest.  The board of directors also determined this board leadership structure would permit directors to raise issues without involving senior management and would allow the Chairman to serve as a liaison between the board of directors and senior management.  Additionally, having a separate CEO and Chairman recognized the differences between the two positions, with the CEO responsible for the day to day management and performance of our business and the Chairman providing advice and guidance to the CEO and senior management.

We have disclosed this board leadership structure in each of our Definitive Proxy Statements filed since January 1, 2007.  As we noted on page 7 of our 2010 filing, in 2009 the board of directors appointed a new director to serve as our non-executive Chairman.  In the course of its deliberation regarding this change, the board reviewed the board leadership structure and determined it remained the most appropriate structure for the Company.  The board will continue to review this structure as the Company continues to develop and grow.  We will include similar disclosure in our future Proxy Statements.

Compensation Discussion and Analysis

Executive Compensation Program

Annual Incentive Compensation, page 21

5.                                       With respect to annual incentive compensation and long-term equity compensation in particular, your compensation discussion and analysis should provide an expanded analysis of how you arrived at and why you paid each particular level of compensation for each named executive officer for 2009. For example, we note that in setting bonus levels for 2009, the compensation committee considered peer group compensation data. However, your discussion does not specifically explain how you arrived at the target payouts reflected in the table on page 20, nor why such salary multiples were appropriate.  Additionally, we note minimal discussion and analysis as to how you arrived at the specified amount of restricted stock granted to each of your named executive officers in 2009. Refer to Item 402(b)(1)(iv) and (v) of Regulation S-K. This comment also applies to your director compensation disclosure.

The Company believes that the disclosure in pages 17-20 explains the manner in which the compensation committee of our board of directors (the “Compensation Committee”) established the levels of incentive compensation for our named executive officers and why such levels were appropriate.  As explained on page 18, the Compensation Committee seeks to set compensation for our named executive officers and directors at a level competitive to the compensation paid to executives and directors of the companies comprising the Peer Group.  In setting compensation for 2009, the Compensation Committee reviewed information provided by its consultants and considered benchmark data on the basis of total compensation, including annual cash incentive opportunity and long-term equity incentive opportunity, to determine the appropriate level and mix of incentive compensation for our named executive officers.  While the Compensation Committee does not target a specific percentile within the Peer Group for compensation, as we disclosed in our 2009 Definitive Proxy Statement filed on April 28, 2009, for our named executive officers the committee generally seeks to set total compensation, including annual and long-term incentive compensation, at the 50th percentile compared to companies in the Peer Group.

With respect to the annual incentive compensation program for 2009, the Compensation Committee determined it was appropriate to maintain the target payouts under the annual cash based incentive plan at their 2008 levels for each named executive officer.  The Compensation Committee based this determination upon the benchmark data and other information it considered, which indicated the target payouts were competitive with the incentive compensation levels paid to executives of the companies comprising the Peer Group.  In addition, the target incentive amounts reflected the Compensation Committee’s determination of the level of influence and impact an executive was considered to have on the Company’s desired results.  Finally, the Compensation Committee determined that payout at the target levels was consistent with its “pay for performance” philosophy and the desired Company performance.

With respect to the long-term equity based incentive program for 2009,  the Compensation Committee, based upon the Peer Group benchmark data and other information it reviewed, found the 2008 target level of equity award was competitive in the market.  However, as explained on page 20, based upon the disruptions in the global financial markets which the Compensation Committee and management believed negatively impacted the Company’s stock price at the time the program was implemented, the Compensation Committee determined to give the named executive officers an opportunity to earn less equity as a percentage of total compensation.  Thus, compared to 2008 and the Peer Group, the Compensation Committee reduced the target payment under the 2009 long-term equity based performance program expressed as a multiple of each named employee’s base salary.  The Compensation Committee set the level of target equity award for each executive taking into account several factors, including the extent to which the executive is able to impact the long-term market value of the Company, movement towards a desired level of ownership and alignment with shareholder interests.

We pay our directors cash compensation in an effort to attract, retain and reward highly-qualified candidates.  We also award our directors equity compensation to reward them for longer-term strategic actions and to align their compensation with the interests of the Company’s stockholders.  The Compensation Committee does not target a specific percentile within the Peer Group for director compensation, however the Compensation Committee generally seeks to set total director compensation between the 50th and 75th percentile compared to companies in the Peer Group.  The Compensation Committee determined that the director total compensation for 2009 was competitive with the Peer Group and the percentage of compensation awarded as equity aligned the directors’ interests with our shareholders’ interests.

We will expand our disclosure explaining how target incentive payout levels were established in our future Proxy Statements.

Acquisition Related Incentive Plan, page 24

6.                                       We note that in connection with your acquisition of the Communications Services Group, certain named executive officers were awarded specific acquisition related bonuses. You state that the plan had several goals and objectives which the committee considered, the primary target being cost savings. However, the specific target by which those awards were determined is not disclosed. In view of the significant cash bonuses awarded to your executives pursuant to this plan, please provide detailed disclosure of the specific goals outlined under the plan and describe the basis for each award actually paid. Refer to Item 402(b)(1)(iv) and (v) of Regulation S-K.

As we disclosed on page 24, the board of directors determined that the timely integration of CSG into the Company’s legacy business, including in large part the attainment of certain cost synergies, was a significant priority for our business in 2009.  Accordingly, the Compensation Committee adopted an incentive plan designed to motivate senior management to formulate and implement a business plan by the end of 2009 for the Company to realize up to $10 million dollars of annualized pre-tax integration synergies.  The Company exceeded this target in a timely manner.  The maximum amount our named executive officers could earn under this one-time incentive plan was $1 million and the amount to be paid to each named executive officer was subject to the discretion of the Compensation Committee.

Employment Agreements, Severance and Change of Control Arrangements, page 32

7.                                       We note that you have entered into employment agreements with certain of your named executive officers which provide for severance benefits and change of control benefits. In your discussion and analysis, please discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

The employment agreements with our named executive officers, including the severance benefits and change of control benefits in such agreements, reflect negotiations between the Company and each of the executives.  The Compensation Committee believes these agreements are appropriate and important to attracting and retaining high-caliber executives.  The terms of these agreements are based upon prevailing practices by the companies in the Peer Group.  Additionally, the change in control provisions are designed to promote stability and continuity of executives during a change in control.  Absent any such protections, an executive may not be motivated to pursue certain transactions that would benefit shareholders due to the potential loss of employment.  In future Proxy Statements we will discuss how these arrangements fit into our overall compensation objectives, how they affect the decisions we make regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Item 12. Certain Relationships and Related Transactions and Director Independence (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 23, 2010)

Related Party Transactions, page 11

8.                                       You have not disclosed the name of the entity through which Mr. Low rents office space to your company, nor Mr. Low’s specific ownership interest in that company. Please advise. Refer to Item 404(a) of Regulation S-K.

The Company included the following disclosure in its Form 10-Q filed on August 9, 2010:

On September 21, 2005, the Company entered into a lease to rent office space in the United Kingdom with Trustees of the Low Milner Macmillan Group of Individual SIPPS, a company that is 75% owned by a Company executive. Prior to entering into this lease, the Company obtained an independent evaluation confirming that the terms of the lease were consistent with market standards. The lease provides for quarterly payments in equal installments of approximately £26,350 and expires on September 20, 2017. During the years ended December 31, 2007, 2008 and 2009, the Company made payments of £105,400, £105,400 and £105,400, respectively, related to this operating lease.

We will include similar disclosure in our future proxy statements.

Item 14. Exhibits and Financial Statement Schedules, page 102

9.                                             We note several references in your proxy to your 2009 annual incentive plan and 2009 long term incentive plan. However, we are unable to locate either of these plans as exhibits to your Form 10-K, nor are we able to locate a prior Form 8-K disclosing entry into these plans. Please advise. Refer to Item 601(b)(10)(iii) of Regulation S-K and Item 502(e) of Form 8-K.

In August 2007, the Compensation Committee of the Board of Directors adopted an Annual Incentive Plan and a Long-Term Incentive Plan.  These actions were reported pursuant to Item 5.02(e) of Form 8-K in a Form 8-K filed August 8, 2007, and copies of the Annual Incentive Plan and a Long-Term Incentive Plan were attached to the Form 8-K as exhibits.  The plans were also subsequently included as exhibits to the annual report on Form 10-K for the year ended December 31, 2007, as exhibits 10.32 and 10.33.  The award under these plans were also described in the proxy statement filed on April 23, 2008 with respect to the year ended December 31, 2007.

Subsequent to 2007, the Compensation Committee has continued to utilize these plans, setting targets for awards under the plans for 2008, 2009 and 2010.  Accordingly, the plans continue as exhibits 10.32 and 10.33 to the Form 10-K for the years ended December 31, 2008 and December 31, 2009 and will also be exhibits to the Form 10-K for the year ending December 31, 2010.  The awards under these plans with respect to the years ended December 31, 2008 and December 31, 2009 have been described in the proxy statements filed April 29, 2009 and April 23, 2010, respectively.

As disclosed in the August 2007 Form 8-K, awards under the Annual Incentive Plan and a Long-Term Incentive Plan are based upon the achievement of annual gross revenue and adjusted earnings targets.  The awards with respect to 2007, 2008 and 2009 have been based upon the degree of achievement of specified annual gross revenue and adjusted earnings targets, and the awards with respect to 2010 also will be based upon the achievement of specified  annual gross revenue and adjusted earnings targets.  The Company understands that it is not required to make an additional report on Form 8-K or file additional exhibits when the Compensation Committee sets specific performance goals and business criteria for named executive officers pursuant to one of these plans during the performance period, if the specific performance goals and business criteria set for the performance period are materially consistent with the previously disclosed terms of the plans. (Regulation S-K Question 117.10)

The discussion in the proxy statement’s Compensation Discussion and Analysis initially refers to the plans as “the Annual Incentive Plan for [year]” and “the Long-Term Incentive Plan for [year],” but the plans are subsequently referred to in places as “the [year] Annual Incentive Plan”

and “the [year] Long-Term Incentive Plan,” which we understand could be read to imply that new plans were adopted each year, as opposed to making additional awards each year pursuant to existing plans.  Accordingly, in future disclosure, so long as the plans adopted in 2007 continue to be utilized by the Compensation Committee, we will revise the descriptions to make clear that that annual awards were made pursuant to the plans adopted in 2007, rather than using terms that may imply that new plans have been adopted each year.

Forms 8-K filed March 1, 2010 and May 3, 2010

10.                                 We note that you reconcile “income from operations” to “EBITDA before stock compensation expense.” Please tell us how you considered Question 103.02 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

In our Form 8-K filed August 1, 2010 we have updated our reconciliation of “EBITDA before stock compensation expense” to reconcile this measure to “Net Income,” and will reconcile this measure to “Net Income” in future filings.

11.                                 We note that you have used a 20% tax rate when calculating the tax effect of your non-GAAP adjustments. Please tell us how you determined the 20% tax rate and tell us how you considered disclosing how this rate was determined. See Question 102.11 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

We use a 20% tax rate when calculating the tax effect of our non-GAAP measure “adjusted earning” as this is our expected long-term cash tax rate excluding the benefits of our net operating losses.  The 20% rate takes into consideration primarily the following factors:  income generated outside of the U.S. which is taxed at substantially lower rates than the U.S. statutory rates; the cash benefit of our tax-deductible amortization of intangible assets and tax-deductible goodwill; and the cash benefit of tax-deductible stock compensation expense.  We have updated our disclosure regarding this in our Form 8-K filed August 1, 2010 to read as follows:

“Adjusted earnings is determined by adding the following items to Net Income, the closest GAAP financial measure: provision for income taxes, certain non-cash items, including amortization of intangible assets, stock compensation expense and the amortization of debt issuance costs, and the result is tax effected at an assumed long-term tax rate of 20%, which excludes the effect of our net operating losses. The assumed long-term tax rate of 20% takes into consideration the following primary factors: the income generated outside of the U.S. which is taxed at substantially lower rates than U.S. statutory rates; the cash benefit of our tax-deductible amortization of intangible assets and tax-deductible goodwill; and the cash benefit of tax-deductible stock compensation expense.  We present adjusted earnings and related per-share amounts because we believe they provide useful information regarding our operating results in addition to our GAAP measures. We rely on adjusted earnings as the primary measure to review and assess the operating performance of our management team in connection with our executive compensation and bonus plans. We also rely on adjusted earnings as the primary measure of TNS’ earnings exclusive of these certain and other non-cash charges.”

We will include similar disclosure in our future filings.

Pursuant to your request, in connection with responding to these comments, the Company acknowledges that:

•              the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•              staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•              the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Dennis L. Randolph, Jr.
Dennis L. Randolph, Jr.
Chief Financial Officer